FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	December	………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	December 5, 2019	By...../s/………Sachiho Tanino ……………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2019 (the 119th Business Term)

December 5, 2019
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First section) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2019

(the 119th Business Term)

Canon Inc. (the “Company”) passed a Board of Directors’ resolution on December 5, 2019, regarding the projected year-end dividend per share for the fiscal year ending December 31, 2019 (the 119th Business Term) as follows.

1.	Basic Policy Regarding Profit Distribution and Dividend for the Period

The Company works to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

As for projections for the fiscal year ending December 31, 2019, while the business environment surrounding the Company is challenging, given the global economic slowdown and other factors, from the perspective of providing a stable return to shareholders, the Company plans to distribute a year-end dividend of 80.00 yen per share, which is the same amount as the interim dividend. As a result, the full-year dividend amount for the fiscal year ending December 31, 2019 will amount to 160.00 yen per share.

2.	Details of the Projected Dividend

Dividend per share (yen)
Record date	Interim	Year-end	Full Year
Previous projection		Not yet determined	Not yet determined
Current projection		80.00 yen	160.00 yen
Actual	80.00 yen
Previous year’s dividend payout (Fiscal year ending December 31, 2018)	80.00 yen	80.00 yen	160.00 yen